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News Release	No. 17-345
June 15, 2017

Platinum Group Metals Reports on
Waterberg Definitive Feasibility Work

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that planned Definitive Feasibility Study (“DFS”) engineering work on the Waterberg Project is underway, including infill drilling, resource modelling, mine plan optimization and infrastructure engineering. Engineering and design work to reduce and improve underground development and optimize the project scale and return will be part of the DFS.

The Waterberg Project represents one of the few significant undeveloped primary palladium assets globally. The palladium market has been in a fundamental deficit for a number of years and based on strong auto demand, limited mine supply and shrinking stockpiles this deficit is expected to continue.

Detailed drilling targeting the higher grade, thicker portions of the deposit is in progress. The objective of the drilling is to move portions of the deposit into the measured resource category and to investigate the best grade portions for inclusion in early mine planning. License and permitting application work is also underway. Work at Waterberg is wholly funded at present by 28.35% JV partner JOGMEC (the Japan Oil, Gas and Metals National Corporation) through an exploration earn-in commitment.

Details

During May 2017 infill drilling re-commenced at Waterberg with the objective of increasing the confidence level of defined areas of T and F Reef from the inferred to the indicated or measured level of confidence. A total of eight machines have been deployed and approximately 11,230 meters have been drilled in this program to date. Assays for the current drilling program are in process. Several holes drilled in late 2016 have recently returned assays. Highlights include the following intercepts:

North Super F Zone Borehole WE097D3 returning 45.1 meters of 4.64 g/t 3PGE, including 16.6 meters of 7.28 g/t 3PGE;

North Super F Zone Borehole WE096D0 returning 25.81 meters of 3.62 g/t 3PGE, including 6.15 meters of 4.89 3PGE; and

T Zone Borehole WB211D2 returning 6.55 meters of 5.81 g/t 3PGE.

The true width of the shallow dipping (30° to 35°) mineralized zones that were sampled are approximately 82% to 87% of the reported interval from the vertical intercept. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified. Infill drilling is confirming and adding definition to these zones, which will allow them to be prioritized in an updated mine plan for the DFS.

PLATINUM GROUP METALS LTD.	…2

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve. The project resources consist of 60% palladium (refer to “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study – Project Areas located on the Northern Limb of the Bushveld Igneous Complex, South Africa” dated effective October 17, 2016 and filed on October 19, 2016 at www.sedar.com).

A table of results for the 2016 boreholes recently assayed, including the highlight holes referred to above, follows:

BHID	DEFLEC- TION	WGS 84	LO 29	FROM	TO	ZONE	LENGTH	Est. True Width	2PGE+ Au	PT	PD	AU	CU	NI
		X	Y	m	m		m		g/t	g/t	g/t	g/t	%	%
WB211	D0	2 587 819	11 767	233.00	239.00	TZ	6.00	5.10	1.41	0.38	0.82	0.21	0.05	0.05
	D1			232.17	237.50	TZ	5.33	4.53	2.42	0.65	1.50	0.27	0.09	0.07
	D2			233.45	240.00	TZ	6.55	5.57	5.81	1.69	3.47	0.65	0.15	0.12
	D3			231.43	237.71	TZ	6.28	5.34	3.99	0.95	2.47	0.58	0.14	0.09
WB212	D0	2 587 692	11 643	208.50	211.90	TZ	3.40	2.89	2.74	0.88	0.91	0.96	0.17	0.08
	D1			208.00	211.26	TZ	3.26	2.77	3.83	1.20	1.22	1.42	0.14	0.06
WB213	D0	2 587 691	11 765	284.00	288.57	TZ	4.57	3.88	4.34	1.65	0.94	1.75	0.29	0.16
	D1			285.00	290.00	TZ	5.00	4.25	1.40	0.50	0.26	0.65	0.13	0.08
	D2			282.50	287.86	TZ	5.36	4.56	4.32	1.64	0.90	1.78	0.32	0.15
WB214	D0	2 587 942	11 891	252.00	260.50	TZ	8.50	7.23	0.36	0.13	0.13	0.10	0.02	0.02
	D1			253.00	261.50	TZ	8.50	7.23	2.47	0.68	1.14	0.65	0.10	0.05
	D2			251.62	260.50	TZ	8.88	7.55	1.78	0.65	0.89	0.24	0.05	0.04
WB215	D0	2 587 565	11 641	239.00	245.00	TZ	6.00	5.10	2.44	0.73	1.06	0.65	0.08	0.03
	D1			239.00	245.00	TZ	6.00	5.10	3.71	1.32	1.78	0.61	0.10	0.03
WB216	D0	2 588 192	12 015	231.00	235.50	TZ	4.50	3.83	2.08	0.53	0.50	1.06	0.25	0.11
	D1			231.00	235.50	TZ	4.50	3.83	2.49	0.59	0.49	1.41	0.31	0.12
	D2			231.00	235.50	TZ	4.50	3.83	2.51	0.59	0.46	1.45	0.30	0.12
WB217	D0	2 588 311	12 235	224.50	227.50	TZ	3.00	2.55	4.74	1.62	0.46	2.67	0.73	0.24
	D1			223.50	226.50	TZ	3.00	2.55	3.05	1.01	0.31	1.73	0.41	0.17
	D2			223.00	225.97	TZ	2.97	2.52	2.42	0.82	0.24	1.36	0.36	0.14
WB218	D0	2 588 318	12 154						Replaced by dyke
WB219	D0	2 588 182	12 128	267.97	270.94	TZ	2.97	2.52	3.36	0.86	0.47	2.04	0.43	0.17
	D1			267.95	271.00	TZ	3.05	2.59	2.84	0.73	0.57	1.53	0.32	0.13
	D2			268.00	271.15	TZ	3.15	2.68	3.69	0.89	0.99	1.80	0.46	0.20
WB221	D0	2 587 755	11 830	297.00	298.50	TZ	1.50	1.28	2.24	0.67	1.15	0.42	0.08	0.06
WB222	D0	2 587 817	11 892	295.33	305.50	TZ	10.17	8.64	4.27	1.08	2.42	0.76	0.24	0.13
	D1			295.00	303.50	TZ	8.50	7.23	4.42	1.14	2.66	0.61	o/s	o/s
	D2			298.38	308.00	TZ	9.62	8.18	4.70	1.15	2.82	0.72	o/s	o/s
WB224	D0	2 587 832	12 019	370.50	385.50	TZ	15.00	12.75	3.48	1.07	1.69	0.72

PLATINUM GROUP METALS LTD.	…3

WB225	D0	2 588 248	12 243	284.11	285.50	TZ	1.39	1.18	0.54	0.14	0.27	0.12	o/s	o/s
	D1			284.00	285.50	TZ	1.50	1.28	2.75	0.88	1.51	0.36	o/s	o/s
	D2			284.00	285.50	TZ	1.50	1.28	0.41	0.12	0.25	0.04	o/s	o/s
WB226	D0	2 587 564	11 769	322.50	329.76	TZ	7.26	6.17	3.15	0.82	2.07	0.26
WE096	D0	2 582 883	7 705	245.15	270.96	NSF	25.81	21.94	3.62	0.78	2.67	0.17	0.12	0.21
	D1			245	270.96	NSF	25.96	22.07	2.59	0.72	1.74	0.14	0.11	0.18
	D2			245	269	NSF	24.00	20.40	2.60	0.71	1.76	0.14	0.11	0.20
WE097	D0	2 582 945	7 699	208	253.9	NSF	45.90	39.02	4.48	1.08	3.16	0.23	0.14	0.29
	D1			207.5	253.4	NSF	45.90	39.02	4.32	1.15	2.94	0.22	0.14	0.28
	D2			208	253.5	NSF	45.50	38.68	4.20	1.06	2.93	0.21	o/s	o/s
	D3			208	253.1	NSF	45.10	38.34	4.64	1.21	3.20	0.23	0.15	0.29
WE098	D0	2 583 066	7 755	183	205.5	NSF	22.50	19.13	0.51	0.18	0.32	0.02	0.03	0.09
WE096	D0	2 582 883	7 705	245.15	251.3	NSF_IN	6.15	5.23	4.89	1.29	3.32	0.28	0.17	0.30
	D1			245	250.48	NSF_IN	5.48	4.66	3.65	1.00	2.46	0.19	0.13	0.24
	D2			246.14	252	NSF_IN	5.86	4.98	1.55	0.41	1.04	0.09	0.08	0.19
WE097	D0	2 582 945	7 699	208	224.2	NSF_IN	16.20	13.77	7.30	1.88	5.01	0.41	0.23	0.41
	D1			207.5	223.6	NSF_IN	16.10	13.69	6.31	1.67	4.30	0.34	0.20	0.38
	D2			208	223.7	NSF_IN	15.70	13.35	6.31	1.56	4.43	0.32	o/s	o/s
	D3			208	224.6	NSF_IN	16.60	14.11	7.28	1.87	5.07	0.35	0.21	0.40

In the table above “NSF” refers to North Super F Zone, “NSF_IN” refers to a higher-grade North Super Zone intercept within a borehole reported above and “TZ” refers to T Zone. All of the above holes were drilled vertical or near vertical.

Base metals and other major elements were determined by multi acid digestion with Inductively Coupled Plasma ("ICP") finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

Important detailed infrastructure planning has commenced for the Waterberg Project, including power line environmental and servitude work by Eskom and detailed hydrogeological work to source ground water. Eskom has progressed electrical power connection planning for a 65 km, 140MW line to the project.

Hydrological work so far has also identified several large-scale water basins that are likely able to provide potable and mine process water for the Waterberg Project and local communities. The Waterberg Project team is examining the possibility of assisting with regional infrastructure to source potable water for municipal use while also sourcing and providing mine process water. Meetings with local municipalities have been positive and co-operative in tone and are encouraging for future development.

PLATINUM GROUP METALS LTD.	…4

Outlook

Waterberg continues to advance with infill drilling and engineering work. Further results are expected in the weeks ahead. Preparations are in progress for the filing of a mining right. JOGMEC continues to fund 100% of the current costs at Waterberg.

General Corporate Update

As reported in a news release dated June 9, 2017, the technical team at the Company’s Maseve Mine is focussed on improving performance during production ramp up, which is behind schedule.

To accommodate the Company for delayed production ramp-up at the Maseve Mine, a syndicate of lenders led by Sprott Resource Lending Partnership (collectively, “Sprott”) and Liberty Metals & Mining Holdings, LLC (“LMM”) have agreed to amend their existing loan facilities to the Company and provide waivers, in each case, until October 31, 2017, with regard to minimum cash and working capital requirements, achievement of production targets, certain events of default and the requirement to pay the lenders 50% of the proceeds of equity and debt financings. Sprott and LMM are each to be paid a fee of US $200,000 and US $400,000 respectively in consideration of the above amendments, both at the same time upon the maturity or repayment of the Sprott facility. The Liberty facility is in second secured position and is scheduled for repayment subsequent to the Sprott facility. The Company highlights that additional working capital will be required to continue its operations. Financing methods in consideration by the Company include but are not limited to sale of assets, debt or equity. While the Company believes that further funding will be achieved, there is no assurance that such will be concluded on terms acceptable to the Company, or at all.

The Company continues to work with BMO Capital Markets and Macquarie Capital to review and assess corporate and asset level strategic alternatives as well as potential further financing opportunities.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has delineated new low cost, near surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large scale, shallow low-cost platinum, palladium and gold deposit. Waterberg is one of the only large scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

PLATINUM GROUP METALS LTD.	…5

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
            R. Michael Jones, President
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450
            www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding anticipated or potential developments at the Waterberg Project including drilling and the potential results thereof, the potential for increasing confidence in mineral resources and upgrading categories of mineral resources, mine planning, potential water sources, work on the DFS including engineering and design work to reduce and improve underground development at Waterberg and to optimize the project scale and return, and the filing of a mining right; working capital requirements; potential sales of assets, debt or equity; the Company’s ability to obtain further funding; corporate and asset level strategic alternatives; the potential economics of the Waterberg Project, if developed; ramp-up and potential achievement of commercial production at the Maseve Mine; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labour disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

PLATINUM GROUP METALS LTD.	…6

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.